SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

Trinity Biotech plc Announces Results of Annual General Meeting

At the annual general meeting (the “Meeting”) of the Company held on September 30 2025, shareholders approved all of the resolutions proposed by the requisite majorities and with a minimum approval of 93% of votes cast.

The resolutions (the text of which is more fully set out in the notice of meeting dated September 4 2025) were as follows:

1.	To re-appoint Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2.	To authorise the board of directors to fix the statutory auditors’ remuneration.

3.	To reduce the nominal (par) value of each of the Company’s A Ordinary Shares.

4.	To increase the Company’s authorised share capital.

5.	To refresh the board of directors’ authority to allot and issue new shares in the Company.

6.	To refresh the board of directors’ authority to allot and issue new shares for cash without applying Irish statutory pre-emption rights.

Jim Walsh retired by rotation from the Company’s board of directors at the Meeting in accordance with the Company’s constitution. The Company would like to express its sincere gratitude to Jim for his many contributions and his commitment over more than 30 years of service.  The Company is also grateful that Jim has agreed to continue to support the Company’s management team as a Scientific Advisor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Susan O’Connor
Susan O’Connor Chief Financial Officer

Date:  September 30, 2025